Exhibit 99.8

EBA Engineering Consultants Ltd.

March 25, 2010

TO:           Seabridge Gold Inc.

Ladies and Gentlemen:

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Seabridge Gold Inc. (the “Company”), to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) of the Company for the year then ended, which is being filed as an exhibit to and incorporated by reference in the 40-F.

I, N. Eric Fier, CPG, P.Eng., on behalf of myself and EBA Engineering Consultants Ltd., hereby consent to the references to, and the information derived from, the following report(s) and to the references, as applicable, to my name and EBA Engineering Consultants Ltd.’s name in connection with the following report in the AIF: Seabridge Gold Inc. - Courageous Lake Project, Preliminary Economic Assessment - 2008 dated March 10, 2008.

Yours truly,

/S/ N. ERIC FIER
N. Eric Fier, CPG, P.Eng.